July 25, 2008
VIA TELEFAX AND FEDEX
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
   and Exchange Commission
100 F. St. Street, NE
Washington, DC 20549

Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-Q for the quarter ended March 31, 2008 Filed 05/15/08 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. John J. Hayes, Chief Executive Officer and President, dated July 1, 2008. Your letter requested a response from Sunair Services Corporation (“Sunair”) on or before July 16, 2008, however, pursuant to our conversation on that date, whereby I requested additional time to respond, an extension was allowed and the response is due on July 25, 2008. Attached, please find our response. Please note that the format of the response first sets out the comments from the July 1st letter and then provides Sunair’s response.
     We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (561) 208-7400 or at the address appearing above.

Very truly yours,
/s/ Edward M. Carriero, Jr.
Edward M. Carriero, Jr.
Chief Financial Officer

cc:  John J. Hayes

Form 10K — for the year ended September 30, 2007
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 22
1.	You disclose that you used a consulting firm to perform a valuation study at the time of the acquisition of Middleton to determine the value and estimated life of customer lists purchased in order to assist management in determining an appropriate method in which to amortize the asset. You also disclose that Middleton has applied the same acquisition method on all of the subsequent acquisitions. Please clarify if you used a consulting firm for all subsequent acquisitions or just the Middleton acquisition. Please also tell us the nature and extent of the third party’s involvement in your decision making process regarding the intangible assets of Middleton and others, if applicable.
Company Response: The Company supplementally advises the Staff that we used a valuation specialist in connection with the acquisition of Middleton specifically to assist in the identification of identified intangibles as well as determination of the fair valuation of those intangibles. The valuation study also assisted us with the determination of the estimated life of the customer lists that we purchased. We did not use a consulting firm for any of our subsequent acquisitions. We applied the same methodology used in the Middleton acquisition to our subsequent acquisitions and modified certain factors as deemed appropriate. While we have utilized a third party to assist us in the analysis of determining the fair valuation of intangibles, the third party was not involved in the decision making processes regarding the intangible assets of Middleton and other acquisitions.
Item 8 — Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows for the three years ended September 30
2.	You include a line item “proceeds from payment of Percipia debt” as a financing cash flow in your statement of cash flows for 2007. It is unclear to us what this amount represents since a payment of debt is generally a cash outflow; please explain.
Company Response: The Company supplementally advises the Staff that upon further review we have concluded that this line item should have been reflected as part of the proceeds from sale of Percipia rather than proceeds from the payment of debt. In connection with the sale of Percipia we received approximately $4.0 million in proceeds of which $3.0 million was used to pay off the working capital advances that were made to Percipia by the parent company, Sunair Holdings. We will revise our statement of cash flows in future filings and reclassify this amount and include it in the line item labeled “Proceeds from sale of Percipia.”

3.	Please tell us how you determined that it was appropriate to classify “proceeds from note receivable” as a financing cash flow in your statement of cash flows for 2007. For reference, please see SFAS 95.
     Company Response: The Company supplementally advises the Staff that the note receivable is with a customer and arose from the sale of high frequency radio equipment. This was originally classified as a trade receivable and at a later date was converted into a long term note receivable. Upon review of SFAS 95, we have concluded that this line item should be classified as an operating activity instead as a financing activity. In accordance with SFAS 95, cash flows from certain activities are cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short and long-term notes receivable from customers arising from those sales. We will revise our statement of cash flows in future filings to remove this line item from the financing activities and include it as a change in operating activities.
Note 1 — Business Activity and Summary of Significant Account Policies, page 34
4.	You disclose that you recognize service revenues at the date of service completion. Please tell us how you determined that your revenue recognition policy is in accordance with SAB 101, as amended by SAB 104. In your response, please address your lawn services, general pest services, and termite services separately. Please include a detailed description of your contracts with customers; tell us the length of the contracts, when payment is due, the timing and frequency of your visits, differences between the terms of contracts with commercial customers versus residential customers, and any other important terms of the contracts.
Company Response: The Company supplementally advises the Staff that our revenue recognition significant accounting policy will be revised in future filings to reflect the following in its entirety:
The Company’s revenue recognition policies are designed to recognize revenues at the time services are rendered or when goods change hands.
Lawn and ornamental services are primarily recurring in nature on a bi-monthly basis. In general lawn and ornamental customers sign an initial one year contract, and revenues are recognized when services are rendered. The Company offers a discount to those customers who prepay a full year of services. The Company defers recognition of these advance payments and the related discounts until the underlying services have been rendered.

Pest control services primarily are billed annually with services being rendered on a semi-annual basis. In general pest control customers sign an initial one year contract. The Company recognizes revenue over the life of these contracts in proportion to the direct costs incurred. These costs have a direct relationship to the fulfillment of the Company’s obligations under the contracts and are representative of the value provided to the customer.
Termite baiting is primarily billed annually with revenues recognized as services are rendered. At the inception of a new baiting services contract the system is installed, the Company recognizes revenue for the installation of the monitoring stations, initial directed liquid termiticide treatment and rendering of the initial monitoring services. The remaining portion of the annual fees billed are deferred and recognized as the remaining monitoring services are rendered over the annual period. Baiting renewal revenue is deferred and recognized over the annual period when the monitoring services are actually rendered. Liquid and drywood termite application revenues, both initial and renewal are recognized when the services are rendered.
The sale of telecommunication devices by Telecom FM are recorded when products are shipped, risk of loss has passed to unaffiliated customers, and collectibility is reasonably assured. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from the customers.
The Company’s wholly-owned subsidiary, Percipia, provided installation and maintenance of telephony systems, and developed customized software for telephone systems used in the hotel/hospitality industry. The Company recognized the sale of the customized software to customers upon delivery and installation. Our customer may choose to enter into a separate stand alone software maintenance contract whereby the Company provided software support services. The revenue related to these contracts were recognized monthly on a straight line basis over the term of the contract.
We supplementally advise the Staff that Percipia was sold in 2007.

5.	On page 5, you disclose that your telecommunications segment consists of Telecom FM Limited, which distributes and installs telecommunications devices providing fixed wireless access to network and data service providers. You also disclose on page 16 that Customer Premises Equipment sales increased by $7.8 million over the same period in the prior year due to a series of large orders received and fulfilled in the second and third quarter of fiscal 2007. It appears that you may act as an agent in these sales transactions, rather that the principal. Please provide us with the detailed description of how you earn revenues in your current telecommunications segment and provide us with an analysis of the presentation of these revenues under EITF 99-19. Please describe to us a typical arrangement with a customer in this segment.
Company Response: The Company supplementally advises the Staff that we have reviewed the criteria in EITF 99-19 and have concluded that we function as the principal in the sale of telecommunication devices. The following are the indicators that support our conclusion:
Indicators of Gross Revenue Reporting
1.     The company is the primary obligor in the arrangement- We are responsible for providing the equipment to the customer. We are responsible for fulfillment, including the acceptability of the equipment ordered or purchased by the customer.
2.     The company has general inventory risk (before customer order is placed or upon customer return)- We buy the raw materials and manufacture the equipment. Therefore, general inventory risk exists since we take title to a product before that product is ordered by a customer (that is, we maintain the equipment in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.
3.     The company has latitude in establishing price- We establish the price of the equipment.
4.     The company changes the product or performs part of the service- We purchase the raw materials and manufacture the equipment. Thus we physically change the product.
5.     The company has discretion in supplier selection- We chose the suppliers from whom we order the raw materials and any other products that are needed in order to meet the customer specifications.
6.     The company is involved in the determination of product or service specifications- We determine the nature, type, characteristics, or specifications of the product(s) ordered by the customer.
7.     The company has physical loss inventory risk (after customer order or during shipping)- Physical loss inventory risk exists since title to the product is transferred to us at the shipping point (for example, the supplier’s facilities) and is transferred to the customer upon delivery.
8.     The company has credit risk- We assume credit risk for the amount billed to the customer. We are responsible for collecting the sales price from our customers and we are liable to our suppliers after the supplier performs, regardless of whether the sales price is fully collected.

Based on the above we have concluded that we function as the principal in the sales of equipment to our customers and therefore recording revenues at gross is the appropriate accounting treatment.
6.	We note your revenue recognition policy for your telecommunications revenues. It appears that these are multiple-element arrangements. Please tell us what accounting guidance you relied upon to determine your policy and how you determined that it was appropriate to account for each element separately.
Company Response: The Company supplementally advises the Staff that we will revise our revenue recognition policy in future filings as indicated in our response to Comment No. 4. The telecommunications revenues that are reported in the statement of operations for the year ended September 30, 2007 consist of sales of telecommunication devices by Telecom FM as described in our revised revenue recognition policy in Comment No. 4 and does not include multiple-element arrangements.
Note 11 — Sale of Securities — Private Placement, page 48
7.	You disclose that on February 8, 2005 you completed the sale of 5,000,000 units to Coconut Palm Capital Investors II, Ltd. The aggregate purchase price paid by Coconut Palm for the units was $25 million, and the units consisted of 5,000,000 common shares of your company, warrants to purchase an additional 5,000,000 shares of your company’s common stock for $6.00 per share, and warrants to purchase an additional 5,000,000 shares of your company’s stock for $7.00 per share. You also disclose that upon the closing of the Coconut Palm transaction, you entered into a management services agreement with an affiliate of Coconut Palm, RPC, pursuant to which RPC agreed to provide management services to your company. Please tell us how you determined the appropriate accounting for this transaction and the accounting guidance that you relied upon. Please make sure to address the following in your response.
•	What consideration you gave to recording the differences between the fair value of the shares and warrants issued to Coconut Palm and the fair value of the consideration received as an incentive to Coconut Palm to enter into the management services agreement with your company.

•	How the terms on the management service agreement compare to market terms

•	Your accounting treatment for the warrants.

Company Response: The Company supplementally advises the Staff that in our consideration of the accounting treatment of the warrants, we reviewed EITF 96-18 which addresses the accounting for equity instruments issued in conjunction with selling goods or services, such as a sales incentive. We concluded that the warrants were not issued to acquire services from RPC as we believe the terms of the management services agreement to be at market value and therefore the compensation contained in the management services agreement was sufficient to induce RPC to enter into the management services agreement. Therefore, we concluded the warrants should not be accounted for as consideration for future services under EITF 96-18.
We have further reviewed the initial proposal made by Coconut Palm Capital Investors II, Ltd. to the Company, subsequent discussions between them and the Company and the final agreements entered into by the parties. That proposal, subsequent discussions and the final agreement all reflect the fact that the agreement of the parties was that the Company issue 5,000,000 units at $5.00 and per unit. Each unit sold at a price of $5.00 consisted of one share of Company common stock, a warrant to purchase one additional share at $6.00 and a warrant to purchase one additional share at $7.00. The warrants were never discussed or considered as being issued as further compensation in connection with the provisions of services provided by the management services agreement. The management agreement was separately discussed, reviewed and negotiated. The Board of Directors of the Company at the time reviewed the services provided, which are listed below, and the cost of such services if provided by a third party or if the Company hired additional staff. The services included:
(a)	establishing certain office, accounting and administrative procedures;

(b)	assisting the Company in trying to obtain financing relating to business operations and acquisitions;

(c)	helping the Company in developing and implementing advertising, promotional and marketing programs;

(d)	advising the Company with respect to securities matters as well as future acquisitions and dispositions;

(e)	assisting the Company in developing tax planning strategies;

(f)	formulating risk management policies; and

(g)	providing such other services as may be reasonably requested by the Company and may be agreed to by the manager.
In exchange for these services, the Company agreed to pay an annual fee equal to $1,562,500 payable over a twelve month period, which the Board determined was a fair value for the services.
With respect to the accounting for the warrants, the Company supplementally advises the Staff that we evaluated the accounting to determine whether the warrants qualify for equity accounting in accordance with EITF 00-19 and FASB 150 and concluded that equity accounting was appropriate as follows:

a)	The warrant is a written call option to purchase a fixed number of shares of the Company’s common stock and does not require the Company to repurchase the shares or settle the obligation in cash. Additionally, the shares being delivered via exercise of the warrant are not redeemable.

b)	The warrant provides for delivery of a fixed number of shares. The monetary value of the shares delivered varies directly with the stock price of the Company’s common shares. The monetary value of the obligation to deliver these shares is not based on a fixed monetary amount, variations in something other than the fair value of the Company’s shares or variations inversely related to changes in the fair value of the Company’s equity shares.

c)	The monetary value of the shares delivered upon exercise of the warrant is based solely on variations in the fair value of the Company’s stock price and is therefore considered indexed solely to the Company’s own stock.

d)	The warrant was issued to an investor in connection with a capital raising transaction.

e)	The warrant’s provisions only allow for gross physical or net share settlement of the instrument. The investor must either elect to pay the exercise price and physically receive the gross number of shares under the warrant, or elect to cashless exercise the warrant and physically receive the net shares with a monetary value equal to the intrinsic value of the warrant upon exercise. The warrant does not allow for net cash settlement.

f)	The evaluation of the warrant under the criteria specified in paragraphs 14-32 of EITF Issue No. 00-19 indicated equity classification as follows:
i.	The agreement permits the company to settle in unregistered shares. Equity classification would still be permitted as the agreement requires that those shares are registered at the inception of the transaction and are not subject to any further timely filing or registration requirements.

ii.	The company has sufficient authorized and unissued shares available to settle the warrants after considering all other commitments that may require the issuance of stock during the maximum period the warrants could remain outstanding.

iii.	The agreement contains an explicit limit on the number of shares to be delivered in a share settlement.

iv.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

v.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

vi.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the agreement also would receive cash in exchange for their shares.

vii.	There are no provisions in the agreement that indicate that the warrant holders have rights that rank higher that those of a shareholder of the stock underlying the agreement.

viii.	There is no requirement in the agreement to post collateral at any point or for any reason.
The above analysis supported our conclusion that the warrants qualify for equity classification.
Note 12 — Discontinued Operations, page 48
8.	You disclose that you sold all of the outstanding shares of Percipia, Inc. on August 1, 2007 for approximately $4.0 million in cash, of which $750,000 was placed in an escrow account pending the resolution of certain tax matters. Please tell us if the certain tax matters have been resolved and if the cash has been released from escrow. Additionally, please tell us how you considered the cash in escrow when determining the gain on the sale of Percipia.
Company Response: The Company supplementally advises the Staff that the tax matters are only partially resolved and therefore cash remains in escrow. We expect to resolve the outstanding tax matters by the end of our current fiscal year. The cash that is in escrow was included in the $4.0 million proceeds from sale which was used in determining the gain on the sale of Percipia.
Note 17 — Segment and Geographic Information , page 52
9.	You disclose that you manage your business and that you segregated your activities into two business segments. You also disclose a list of numerous services that you provide to customers; installation and maintenance of telephone communication systems, and pest control, lawn and shrub care, subterranean and drywood termite control and mosquito reduction services. Please tell us how you determined that it was appropriate to disclose only 2 reportable segments in your filing; lawn and pest control services and telephone communications. It appears to us that you have more than one reportable segment within your lawn and pest control services segment. Please see SFAS 131 for reference.

Company Response: The Company supplementally advises the Staff that with respect to our lawn and pest control services we have concluded that they are one reportable segment. The Chief Operating Decision Makers (CODM’s) review the financial information for these businesses at the revenue and gross margin level. Financial information at a discreet operating or service unit level is not reviewed nor is it available without investing time and resources to ensure that the information has been properly segregated. Our financial systems provide revenue and partial cost of sales information for these services but our financial systems do not allocate all operating expenses nor does it allocate administrative expenses to these services. Decisions made by our CODMs regarding allocation of resources or operational matters are not made based on the type of service that is provided. We are not organized by separate business units typical of a larger enterprise whereby a business unit manager operates an independent business and has complete P&L responsibility. In contrast, the Company operates as one business unit with various functional departments supporting its sales, marketing and administrative functions. We evaluate our financial performance primarily based upon service revenues vs. budget and prior year. Although sales and certain operating costs are evaluated by service type, we do not allocate all operating expenses to the services—this further supports that the business is managed on a consolidated basis. Resource allocation decisions are made centrally based on overall company performance.
Thus, in conclusion, the current state of the financial information that is provided and reviewed by the CODM’s is not indicative of segment reporting.
Item 15 — Exhibits, Financial Statement Schedules
10.	We note that your certifications include the title of the certifying individual in the “I [identify the certifying individual], certify that” line. Since the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and the you will revise your certifications in future filings, including any amendments to exclude the title of the certifying individual
Company Response: The Company supplementally advises the Staff that each of our officers signed the certifications in a personal capacity. We will revise our certifications in future filings.

Form 10-Q for the quarter ended March 31, 2008
11.	We note that, as of March 31, 2008, you have goodwill in the amount of $62 million recorded on your books. We also note that you experienced losses in 2006, 2007 and the first six months of 2008. Furthermore, we note that you have experienced significant negative operating cash flow in the six months ended March 31, 2008. It appears to us that triggering event may have occurred which would require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing your goodwill as of March 31, 2008.
Company Response: The Company supplementally advises the Staff that we reassess the value of our goodwill annually at September 30th or when impairment indicators are present, whichever is sooner. The Company advises the Staff that the goodwill at March 31, 2008 amounting to $62.1 million relates to our wholly-owned subsidiary, Middleton. Therefore, in assessing the value of our goodwill we must assess the performance of Middleton and determine whether impairment indicators regarding our Middleton operation exist. For the six months ended March 31, 2008, Middleton generated a loss from operations of $0.7 million and loss from continuing operations before income taxes of $1.0 million. It should be noted that included in these balances is amortization of customer lists of $1.9 million and depreciation expense of $0.4 million. If we add back these non-cash charges, Middleton generated adjusted income from operations of $1.8 million and income from continuing operations before income taxes of $1.6 million for the six months ended March 31, 2008. We have adjusted our income from operations and our income from continuing operations before income taxes for the non-cash items as our primary valuation tool that is used in our assessment of any impairment in goodwill is the income method which utilizes a discounted cash flow analysis. Therefore, cash flows is the relevant indicator to be used in determining whether a triggering event has occurred that would require an impairment analysis.
In addition, cash flows from operating activities generated by Middleton for the six months ended March 31, 2008 was $1.5 million and in total Middleton contributed $1.5 million to cash and cash equivalents at March 31, 2008. At March 31, 2008 our year to date projections that were utilized in our September 30, 2007 goodwill valuation analysis were in line with actual year to date results. Thus, we concluded that as of March 31, 2008 there were no impairment indicators regarding the value of our goodwill.